## NOTE 1:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Organization

MONEX SECURITIES, INC. ("the Company"), a Delaware corporation, is a wholly-owned subsidiary of Monex Casa de Bolsa, S.A. de C.V. (Parent), a Mexican corporation and registered Mexican broker. The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's management and administrative operations are located in Texas and related sales activities are conducted primarily in Mexico. The Company's customers are primarily individuals and institutions located throughout Mexico.

### Basis of Accounting

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

### Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Foreign Currency Transactions

As an agent, in the normal course of business, the Company enters into securities transactions which are denominated in foreign currencies, primarily the Mexican peso.   Realized and unrealized foreign currency gains and losses on such transactions are recorded in income in the period they are incurred.  The Company did not record any net realized or unrealized foreign currency losses during 2015.  For the purposes of reporting cash flows, the Company has determined that the effect of exchange rate changes on foreign currency transactions is immaterial.

NOTE 1:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued*)

Cash Equivalents

Money market funds and highly liquid investments, generally government obligations and commercial paper, with an original maturity of three months or less that are not held for sale in the ordinary course of business, if any, are reflected as cash equivalents in the accompanying statement of financial condition and for purposes of the statement of cash flows.   From time to time, cash balances exceed federally insured limits at certain financial institutions.   The Company has not incurred any losses to date regarding these balances.

Marketable Securities

Marketable securities held for trading purposes are recorded at fair value. The increase or decrease in fair value is credited or charged to operations. Realized and unrealized losses on marketable securities of $12,864 are reflected in the accompanying statement of income in other income.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Depreciation is provided for using the straight-line method over the estimated useful lives of five to seven years.   Maintenance and repairs are charged to operations as incurred.

Security Transactions

Securities transactions and related income and expense are recorded on the trade date.   Realized gains and losses from sales of securities are computed using the first-in, first-out method.

Income Taxes

The Company files its income tax return on a separate company basis.

The Company records its federal and state tax liabilities in accordance with FASB Accounting Standards Codification Topic 740-10, "Accounting for Income Taxes". The Company uses the liability method of accounting for income taxes that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements.   In estimating future tax consequences, all expected future events are considered other than enactment of changes in the tax law or rates.   The Company

NOTE 1:     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued*)

provides a valuation allowance, if necessary, to reduce deferred tax assets to amounts that are not likely to be realized.

The Company's deferred tax liability represents the tax effects of taxable temporary differences in book and tax reporting. The taxable temporary differences consist of depreciation methods and lives.

### Risks and Uncertainties

Securities owned and securities sold, not yet purchased are recorded at fair value and have exposure to market risk, including the volatility of securities markets. Significant changes in the prices of these securities could have a significant impact on the Company's results of operations for any particular year.

### Advertising Costs

The Company expenses advertising costs as incurred. The Company did not incur any advertising costs during 2015.

NOTE 2:     TRANSACTIONS WITH CLEARING BROKER/DEALER

The Company's clearing broker/dealer is a national United States clearing broker/dealer. The agreement with the clearing broker/dealer provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $100,000 as a deposit in an account with the clearing broker/dealer.

NOTE 3:     NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015, the Company had net capital and net capital requirements of $2,815,155 and $250,000 respectively. The Company's net capital ratio was 0.17 to 1.

NOTE 4:    FAIR VALUE MEASUREMENT

Fair value measurement when applicable is reported in accordance with FASB Accounting Standards Codification Topic 820-10, "Fair Value Measurements". ASC 820-10 provides standards and disclosures for assets and liabilities that are measured and reported at fair value. As defined in ASC 820-10, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). ASC 820-10 requires disclosure that establishes a framework for measuring fair value and expands disclosure about fair value measurements. The statement requires fair value measurements be classified and disclosed in one of the following categories:

Level 1:    Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.  An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:    Measured based upon inputs that are observable, either directly or indirectly, for the asset or liability other than quoted market prices included in Level 1. These inputs include: a) quoted prices for similar asset or liabilities in active markets b) quoted prices for identical or similar assets or liabilities in markets that are not active c) inputs other than quoted market prices that are observable and d) inputs that are derived primarily from or corroborated by observable market data by correlation or other means.

Level 3:    Measured based on unobservable inputs for the asset or liability for which there is little, if any, market activity for the asset or liability at the measurement date. This input includes management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.   The inputs are developed based on the best information available in the circumstances, which might include management's own data.

As required by ASC 820-10, financial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of the fair value of assets and liabilities and their placement within the fair value hierarchy levels.

NOTE 4:    FAIR VALUE MEASUREMENT *(Continued)*

The following is a description of the valuation methodology used for the assets measured at fair value as of December 31, 2015:

*Mexican government agency securities*:  Valued in a manner using dealer quotations. Depending on market activity levels and whether quotations or other data are used, these securities are typically categorized in level 1 or level 2 of the fair value hierarchy.

*Corporate Bonds*:  Valued at the closing price reported on the active market on which the individual bonds are traded.

U.S. Treasury Bills:  Valued at the closing price reported on the active market on which they are traded.

The following table summarizes the valuation of the Company's financial instruments by ASC 820-10 pricing levels as of December 31, 2015:

|  | Quoted Prices in Active Markets for Identical Assets (Level 1) | Other Observable Inputs (Level 2) | Unobservable Inputs (Level 3) | Fair Value at December 31, 2015 |
|---|---|---|---|---|
| Foreign government agency bonds | $ 1,110 | $ - | $ - | $ 1,110 |
| Corporate bonds | 136,900 | - | - | 136,900 |
|  | $ 138,010 | $ - | $ - | $ 138,010 |

The bonds mature at various dates, ranging from March 2019 to September 2088.

NOTE 5:    RELATED PARTY TRANSACTIONS

In January 2015, the Company terminated a service agreement ("Service Agreement") it had entered into in 2004 with its Shareholder.  The Service Agreement required the Shareholder to provide administrative services to the Company. The Company was required to repay the costs incurred by the Shareholder under the agreement, plus a 16% markup. The total amount incurred under this Service Agreement for the year ended December 31, 2015 was $14,247 of

NOTE 5:     RELATED PARTY TRANSACTIONS *(Continued)*

which no amount was payable at December 31, 2015.

The Company entered into a services agreement with Monex Asset Management, Inc. (MAMI), an entity under common ownership, in February 2009. This agreement requires the Company to provide administrative services to MAMI. The term of the agreement is indefinite and may be terminated by either party with 30 days written notice. The total amount earned under this agreement for the year ended December 31, 2015 was $81,600, of which $19,906 is receivable as of December 31, 2015.

NOTE 6:     INCOME TAXES

The provision for income taxes is as follows for the year ended December 31, 2015:

Federal

| | | |
|---|---|---|
| Current tax expense | $ | 94,942 |
| Deferred tax expense (benefit) | | (7,680) |
| Total federal tax expense | | 87,262 |
| State | | |
| Current tax expense | | 27,314 |
| Total provision for income taxes | $ | 114,576 |

The Company accounts for uncertainty in income taxes in accordance with FASB ASC 740-10, which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

The Company files income tax returns in the U.S. federal jurisdiction and state of Texas. The Company's federal income tax returns for tax years 2012 and beyond remain subject to examination by the Internal Revenue Service. The Company's Texas Gross Margin tax returns for the tax years 2012 and beyond remain subject to examination by the state of Texas.

The Company did not have unrecognized tax benefits as of December 31, 2015 and does not expect this to change significantly over the next 12 months. The Company recognizes interest and penalties accrued on any unrecognized tax benefits as a

NOTE 6:     INCOME TAXES *(Continued)*

component of income tax expense in accordance with ASC 740-10-25. As of December 31, 2015, the Company has not accrued interest or penalties related to uncertain tax positions.

NOTE 7:     PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following at December 31, 2015:

| | | |
|---|---|---:|
| Furniture, fixtures, and equipment | $ | 319,644 |
| Accumulated depreciation | | (225,750) |
| | $ | 93,894 |

Depreciation expense for the year was $48,503 and was recorded as rent and equipment expense in the accompanying financial statement.

NOTE 8:     COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases office space under operating leases that expire on April 30, 2016 and June 30, 2019. Rent expense under these leases was approximately $164,635 for the year ended December 31, 2015.

Future minimum lease payments for years ending December 31 are as follows:

| Year | Amount |
|---|---:|
| 2016 | $143,924 |
| 2017 | 144,623 |
| 2018 | 147,664 |
| 2019 | 80,939 |
| 2020 | - |
| Total | $    517,150 |

Security transactions

The Company executes securities transactions on behalf of its customers.  If either the customer or the counterparty fails to perform, the Company may be required to discharge the obligation of the nonperforming party.  In such circumstances, the

NOTE 8:  COMMITMENTS AND CONTINGENCIES *(Continued)*

Company may sustain a loss if the market value of the security contract is different from the contract value of the transaction. The Company does not expect nonperformance by customers or counterparties.

The Company clears all of its securities transactions through clearing brokers on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2015, the Company has no recorded liabilities with regard to the right. During 2015, the Company did not pay the clearing brokers any amounts related to these guarantees.

The Company's policy is to monitor its market exposure, customer risk, and counterparty risk through the use of a variety of credit exposure reporting and control procedures, including marking-to-market securities and any related collateral as well as requiring adjustments of collateral levels as necessary. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

Other

During the normal course of business, the Company enters into contracts that contain a variety of representation and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred.

The Company as a normal course of business has unasserted and asserted claims as a result of lawsuits and regulatory investigations. In accordance with ASC 450-20-25, management evaluates these claims including consultation with legal counsel to determine if the ultimate outcome and monetary obligations are remote or reasonably possible, or probable and estimable. Based on management's evaluation of the claim, the Company will record an accrual of the estimated liability for probable unfavorable outcomes or no accrual for remote or reasonably possible claims.

NOTE 9:     SUBORDINATED LIABILITIES

The Company had no subordinated liabilities at any time during the year ended December 31, 2015.  Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented for the year ended December 31, 2015.

NOTE 10:    SUBSEQUENT EVENTS

Subsequent events were evaluated from January 1, 2016 through January 22,2016, which is the date the financial statements were available to be issued.  No reportable subsequent events were noted.